Exhibit 21.1

LATTICE SEMICONDUCTOR CORPORATION

SUBSIDIARIES OF THE REGISTRANT

	Name	Jurisdiction of Incorporation
1.	Lattice Semiconductor Limited	Bermuda
2.	Lattice Semiconductor (Shanghai) Co. Ltd.	China
3.	Lattice Semiconducteurs SARL	France
4.	Lattice Semiconductor GmbH	Germany
5.	Lattice Semiconductor (India) Pvt. Ltd.	India
6.	Lattice Semiconductor SRL	Italy
7.	Lattice Semiconductor KK	Japan
8.	Lattice Semiconductor Korea Co. Ltd.	Korea
9.	Lattice Semiconductor B.V.	Netherlands
10.	Lattice Semiconductor (PH) Corporation	Philippines
11.	Lattice SG Pte. Ltd.	Singapore
12.	HDMI Licensing, LLC	Delaware, USA
13.	MHL, LLC	Delaware, USA
14.	Lattice Semiconductor International LLC	Delaware, USA
15.	Lattice Semiconductor Operations LLC	Delaware, USA
16.	SPMT, LLC	Delaware, USA
17.	Lattice Semiconductor UK Limited	United Kingdom
18.	Mirametrix Inc.	Canada
19.	Latticesemiconductor Malaysia Sdn. Bhd.	Malaysia